                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                    Superior Consultant Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   868146101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Susan M. Synor
                     Superior Consultant Holdings Corporation
                                4000 Town Center
                                   Suite 1100
                           Southfield, Michigan 48075
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Check the following box if a fee is being paid with the statement. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868146101               13D                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ronald V. Aprahamian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                           SC, PF
                           See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    345,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      3,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    345,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      3,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     348,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                         Page 3 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard D. Helppie, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,303,224
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,303,224
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,303,224
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    George S. Huntzinger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    204,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    204,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     208,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                         Page 5 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Charles O. Bracken
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    433,178
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    433,178
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     433,178
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                         Page 6 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven H. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
    See Item 2 Below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    207,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    207,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     207,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 868146101                                          Page 7 of 14 Pages

ITEM 1 - SECURITY AND ISSUER
This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Superior Consultant Holdings Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 4000 Town Center, Suite 1100, Southfield, Michigan 48075.

ITEM 2 - IDENTITY AND BACKGROUND
This Schedule 13D is being filed by Ronald V. Aprahamian ("Aprahamian"), Richard
D. Helppie, Jr. ("Helppie"), George S. Huntzinger ("Huntzinger"), Charles O. Bracken ("Bracken") and Steven H. Smith ("Smith", and collectively with Helppie, Aprahamian, Huntzinger and Bracken, the "Reporting Persons"). The principal business address for each of the Reporting Persons is c/o Superior Consultant Holdings Corporation, 4000 Town Center, Suite 1100, Southfield, Michigan 48075. Aprahamian is a director and is Chairman of the Issuer, Helppie is principally employed as the Chief Executive Officer and is a director of the Issuer, Huntzinger is principally employed as President and Chief Operating Officer of the Issuer, and Bracken is a director of the Issuer and Bracken and Smith are principally employed as Executive Vice Presidents of the Issuer. Each of the Reporting Persons is a citizen of the United States.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are all either officers and/or directors of the Issuer. The Reporting Persons have jointly filed this Schedule 13D because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "1934 Act") because they have agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions. None of the Reporting Persons, however, has any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
A substantial majority of the shares currently held by each Reporting Person were issued to such Reporting Person in connection with his service to the Issuer. In addition, a substantial majority of the shares held by Helppie and Bracken were issued to them prior to the time that the Common Stock was initially registered under the 1934 Act.

Except as described below, all shares beneficially owned by each Reporting Person were purchased with personal funds of such Reporting Person.

In April 1995, prior to the time that the Common Stock was initially registered under the 1934 Act, Bracken purchased his shares of Common Stock directly from the Issuer with the proceeds of a $500,000 loan from the Issuer, evidenced by a term promissory note bearing interest at

CUSIP No. 868146101                                          Page 8 of 14 Pages

7.71% per annum. The note provides for equal annual payments of principal and interest of $50,000, payable on December 31 of each year beginning December 31, 1995 with the entire unpaid principal balance due on December 31, 2015. At the option of the Issuer, the entire outstanding indebtedness under the note may be accelerated in the event that Bracken's employment with the Issuer is terminated. The term promissory note is attached hereto as Exhibit A and is incorporated herein by reference.

Each of Aprahamian, Huntzinger and Smith purchased from the Issuer 200,000 shares of Common Stock (the "Shares") at the price of $1.5377 per share pursuant to Subscription and Securities Purchase Agreements dated as of October 11, 2000 (the "Purchase Agreement") by and between each of Aprahamian, Huntzinger and Smith and the Issuer. Of the total purchase price of $307,540 paid by each of Aprahamian, Huntzinger and Smith, each paid $2,000 in cash from personal funds and executed and delivered a Promissory Note (the "Promissory Note") to the Issuer in the principal amount of $305,540, with interest accruing annually at the rate of 9.5%. The principal and accrued and unpaid interest is payable upon the first to occur of the following: (i) termination of the borrower's employment with the Issuer if such termination occurs on or before October 11, 2001; (ii) October 11, 2002; or (iii) a Change of Control of the Issuer, as defined in the Purchase Agreement. Each Promissory Note is secured by the Shares under a Pledge Agreement dated as of October 11, 2000 (the "Pledge Agreement") by and between each of Aprahamian, Huntzinger and Smith and the Issuer.

Under the Purchase Agreement, each of Aprahamian, Huntzinger and Smith may not sell, transfer, convey, exchange, give, assign, pledge, encumber or otherwise dispose of all or a portion of any interest in the Shares until the passage of the time period specified below:

                                 Number of Shares                  Date Restrictions Lapse
                                 ----------------                  -----------------------
                                      50,000                           January 11, 2001
                                      50,000                            April 11, 2001
                                      50,000                            July 11, 2001
                                      50,000                           October 11, 2001

The Purchase Agreement, Promissory Note and Pledge Agreement for each of Aprahamian, Huntzinger and Smith are attached hereto as Exhibits B - J and are incorporated herein by reference.

ITEM 4 - PURPOSE OF TRANSACTION

Each Reporting Person has acquired his respective shares of Common Stock of the Issuer for investment. Each of the Reporting Persons, however, believes that the Common Stock is currently undervalued in the marketplace. In connection with the recently announced appointment of Aprahamian as the Chairman of the Board of Directors and other executive changes at the Issuer, the Reporting Persons have agreed as of October 31, 2000 to acquire in open market transactions additional shares of Common Stock from time to time if the per share

CUSIP No. 868146101                                          Page 9 of 14 Pages

price of the Common Stock remains at an attractive price level. Although additional purchases by the Reporting Persons will be dependent upon market prices and other factors, the Reporting Persons (based upon the current market price of the common stock) do not currently intend to acquire additional shares which would result in the Reporting Persons owning in the aggregate a majority of the outstanding shares of Common Stock. In this regard, the Reporting Persons have enlisted a single broker-dealer to effect such purchases from time to time and to have agreed to allocate any shares purchased among them for their respective individual accounts in the aggregate based upon the following approximate percentage allocation: Aprahamian (37%), Helppie (37%), Huntzinger (8%), Bracken (4%) and Smith (14%). Aprahamian has been authorized by the Reporting Persons to make the determination whether purchases should be made. The Reporting Persons, however, do not have any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them beneficially own or may hereafter acquire.

Except as noted above, the Reporting Persons do not have any plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing the Common Stock of the Issuer to be delisted from the Nasdaq Stock Market; causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the 1934 Act; or any action similar to any of those enumerated above; but each Reporting Person reserves the right, acting jointly or individually, to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER
(a) According to the Issuer's transfer agent, there were 10,389,846 shares of Common Stock issued and outstanding as of September 30, 2000. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,501,002 shares of Common Stock which represents approximately 40.1% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 348,700 shares, which represent 3.2% of the outstanding shares of Common Stock;
(ii) Helppie beneficially owns 3,303,224 shares, which represent 29.8% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 208,900 shares, which represent 1.9% of the outstanding shares of Common Stock; (iv) Bracken beneficially owns 433,178 shares, which represent 3.9% of the outstanding shares of Common Stock; and (v) Smith beneficially owns 207,000 shares, which represent 1.9% of the outstanding shares of Common Stock. The number of shares beneficially owned by Helppie includes 110,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof. The number of shares beneficially owned by Bracken includes 115,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days of the date hereof.

CUSIP No. 868146101                                          Page 10 of 14 Pages


(b) Each of Helppie, Bracken and Smith possesses sole voting power and sole dispositive power with respect to all of their shares. Aprahamian possesses sole voting power and sole dispositive power with respect to 345,700 shares and shares voting power and dispositive power with respect to 3,000 shares. Aprahamian shares voting and dispositive power with respect to 3,000 shares with his mother, Ms. Polly Mary Aprahamian, for which he serves as a trustee under a trust established for her benefit. Ms. Aprahamian, who is retired, resides at 6631 Westwood Court, West Bloomfield, Michigan 48322. Huntzinger possesses sole voting power and sole dispositive power with respect to 204,200 shares and shares voting power and dispositive power with respect to 4,700 shares. Huntzinger shares voting and dispositive power with respect to 4,700 shares with Sherry M. Huntzinger, his wife. Ms. Huntzinger's residential address is RR 4, Box 610, 42nd St., Dallas, PA 18612. Ms. Huntzinger is self-employed as an interior designer. Neither Ms. Aprahamian nor Ms. Huntzinger has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Ms. Aprahamian and Ms. Huntzinger are citizens of the United States.

(c) During the past 60 days, the Reporting Persons purchased the following shares of Common Stock from the Issuer:

Reporting Person                      Purchase Date                   Shares               Price per Share
Aprahamian                            10/11/00                        200,000                 $1.5377
Huntzinger                            10/11/00                        200,000                 $1.5377
Smith                                 10/11/00                        200,000                 $1.5377

During the past 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person                    Purchase Date                       Shares            Price per Share
Aprahamian                            10/31/00                          1,400                 $1.8750
                                      10/31/00                          4,000                 $1.9688
                                      10/31/00                            400                 $1.9688
                                      10/31/00                          2,000                 $2.0000
                                      11/1/00                             800                 $2.1250
                                      11/1/00                           2,000                 $2.4375
                                      11/1/00                           3,600                 $2.4375
                                      11/1/00                           1,400                 $2.5000
                                      11/8/00                           2,500                 $3.5000
Helppie                               10/31/00                          1,400                 $1.8750
                                      10/31/00                          4,000                 $1.9688
                                      10/31/00                            400                 $1.9688
                                      10/31/00                          2,000                 $2.0000
                                      11/1/00                             800                 $2.1250



CUSIP No. 868146101                                          Page 11 of 14 Pages

                                      11/1/00                           2,000                 $2.4375
                                      11/1/00                           3,600                 $2.4375
                                      11/1/00                           1,400                 $2.5000
                                      11/8/00                           2,500                 $3.5000
Huntzinger                            10/31/00                            269                 $1.8750
                                      10/31/00                            769                 $1.9688
                                      10/31/00                             77                 $1.9688
                                      10/31/00                            385                 $2.0000
                                      11/1/00                             154                 $2.1250
                                      11/1/00                             385                 $2.4375
                                      11/1/00                             692                 $2.4375
                                      11/1/00                             269                 $2.5000
                                      11/8/00                           1,000                 $3.5000
Bracken                               10/31/00                            162                 $1.8750
                                      10/31/00                            462                 $1.9688
                                      10/31/00                             46                 $1.9688
                                      10/31/00                            230                 $2.0000
                                      11/1/00                              92                 $2.1250
                                      11/1/00                             230                 $2.4375
                                      11/1/00                             416                 $2.4375
                                      11/1/00                             162                 $2.5000
Smith                                 10/31/00                            269                 $1.8750
                                      10/31/00                            769                 $1.9688
                                      10/31/00                             77                 $1.9688
                                      10/31/00                            385                 $2.0000
                                      11/1/00                             154                 $2.1250
                                      11/1/00                             385                 $2.4375
                                      11/1/00                             692                 $2.4375
                                      11/1/00                             269                 $2.5000
                                      11/8/00                           4,000                 $3.5000

In addition, on September 6, 2000, September 11, 2000, September 12, 2000, September 14, 2000, September 15, 2000, September 15, 2000, September 18, 2000, September 19, 2000, and September 20, 2000, respectively, Aprahamian sold in open market transactions 2,200 shares, 11,000 shares, 13,700 shares, 2,100 shares, 10,000 shares, 1,000 shares, 5,600 shares, 9,400 shares, and 11,100 shares, at prices per share of $3.00, $2.50, $2.50, $2.50, $2.28, $2.37, $2.37,
$2.23 and $2.16, respectively. Additionally, on September 14, 2000, Aprahamian sold 1,000 shares on behalf of his mother, Ms. Polly Mary Aprahamian, at $2.50 per share.

(d) and (e) are not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Helppie and Bracken hold stock options granted under the Issuer's Long Term Incentive Compensation Plan and Non-Statutory Stock Option Plan. Each of Helppie and Bracken holds vested options to purchase 60,000 shares of Common Stock. Helppie holds unvested options to

CUSIP No. 868146101                                          Page 12 of 14 Pages

purchase 60,000 shares of Common Stock, of which options to purchase 50,000 shares of Common Stock will vest within 60 days of the date hereof. Bracken holds unvested options to purchase 65,000 shares of Common Stock, of which options to purchase 55,000 shares of Common Stock will vest within 60 days of the date hereof. The Issuer's Long Term Incentive Compensation Plan and amendments thereto are attached hereto as Exhibits K, L and M and are incorporated herein by reference. The Issuer's Non-Statutory Stock Option Plan has substantially the same form, terms and substance as the Issuer's Long Term Incentive Compensation Plan, except that grants issued under the Non-Statutory Stock Option Plan will not qualify as "incentive stock options" for tax purposes, and directors and executive officers of the Issuer are not eligible to receive grants under the Non-Statutory Stock Option Plan.

Prior to his employment with the Issuer, Huntzinger was granted stock options under the Issuer's Non-Statutory Stock Option Plan. Huntzinger holds options to purchase 10,000 shares of Common Stock at a purchase price of $3.19 per share. These options vest in increments of 1,250 shares each quarter for two years beginning on October 1, 2001.

See Item 3 for a description of the Purchase Agreement and Pledge Agreement by and between each of Aprahamian, Huntzinger and Smith and the Issuer.

CUSIP No. 868146101                                          Page 13 of 14 Pages


ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

Exhibit A                  Promissory Note executed by Bracken in favor of
                           Issuer (1)
Exhibit B                  Aprahamian Purchase Agreement
Exhibit C                  Aprahamian Promissory Note
Exhibit D                  Aprahamian Pledge Agreement
Exhibit E                  Huntzinger Purchase Agreement
Exhibit F                  Huntzinger Promissory Note
Exhibit G                  Huntzinger Pledge Agreement
Exhibit H                  Smith Purchase Agreement
Exhibit I                  Smith Promissory Note
Exhibit J                  Smith Pledge Agreement
Exhibit K                  Form of Long-Term Incentive Compensation Plan (2)
Exhibit L                  Amendment to Long-Term Incentive Plan (3)
Exhibit M                  Second Amendment to Long-Term Incentive Plan (4)
Exhibit N                  Joint Filing Undertaking

(1) Incorporated by reference from the Issuer's Amendment No. 1 to Form S-1 Registration Statement No. 333-10213 as filed on September 20, 1996.
(2) Incorporated by reference from the Issuer's Form S-1 Registration Statement No. 333-10213 as filed on August 15, 1996.
(3) Incorporated by reference from the Issuer's Information Statement on Form 14C as filed on November 7, 1997.
(4) Incorporated by reference from the Issuer's Information Statement on Form 14A as filed April 9, 1999.

CUSIP No. 868146101                                          Page 14 of 14 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2000


 /s/ Ronald V. Aprahamian                          /s/ Richard D. Helppie, Jr.
----------------------------------              --------------------------------------------
        Signature                                            Signature

Ronald V. Aprahamian, Chairman                   Richard D. Helppie, Jr., CEO and Director
----------------------------------              --------------------------------------------
        Name/Title                                           Name/Title


 /s/ George S. Huntzinger                        /s/ Charles O. Bracken
----------------------------------              --------------------------------------------
        Signature                                            Signature

George S. Huntzinger, President and COO         Charles O. Bracken, Executive Vice President
----------------------------------                           and Director
        Name/Title                              --------------------------------------------
                                                             Name/Title

 /s/ Steven H. Smith
----------------------------------
        Signature

Steven H. Smith, Executive Vice President
----------------------------------
        Name/Title


                                   EXHIBIT B


                           SUBSCRIPTION AND SECURITIES
                               PURCHASE AGREEMENT


         THIS SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT is made effective this 11th day of October, 2000 (the "EFFECTIVE DATE") by and between Superior Consultant Holdings Corporation, a Delaware corporation (the "COMPANY"), and Ronald V. Aprahamian (the "INDIVIDUAL").

         WHEREAS, the Company and the Individual desire to enter into an agreement pursuant to which the Individual will purchase and the Company will sell to the Individual shares of the Company's common stock (the "SHARES").

         WHEREAS, the Company and the Individual desire to establish certain restrictions regarding the ownership of, and transfer of, the Shares.

         NOW, THEREFORE, in consideration of the following covenants and for other good and valuable consideration, the parties agree as follows:

1.       PURCHASE OF SHARES

         As of the Effective Date, the Individual will purchase and the Company will sell to Individual Two Hundred Thousand (200,000) Shares on the terms and conditions and subject to all of the limitations set forth herein.

2.       PURCHASE PRICE

         The purchase price of the Shares shall be $1.5377 per share, the fair market value of the Shares, calculated based upon the average closing sales price of common stock of the Company as reported by NASDAQ on each of the five (5) trading days prior to the Effective Date. The Individual shall be permitted to make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize income at the date of the purchase of the Shares. The Individual will pay $2,000, the par value of the Shares, in cash or by check, and will pay the remainder of the purchase price through delivery of a promissory note in the amount of $305,540, dated as of even date herewith and in the form attached hereto as Exhibit A (the "PROMISSORY NOTE"). The Promissory Note shall be secured by a pledge of the Shares pursuant to the Pledge Agreement dated as of even date herewith in the form attached hereto as Exhibit B (the "PLEDGE AGREEMENT").

3.       CERTIFICATES AND SHAREHOLDER RIGHTS

         The Company's Transfer Agent and Registrar shall prepare and issue a stock certificate representing the Shares that the Individual has purchased, which certificate shall be held by the Corporate Secretary of the Company pursuant to the terms of this Agreement.

4.       RESTRICTIONS AND VESTING

         a) Until the passage of the time periods specified in Paragraph 4(b) or the occurrence of either of the events specified in Paragraph 4(c) below, the Individual shall not sell, transfer, convey, exchange, give, assign, pledge, encumber, or otherwise dispose of all or a portion of any interest in the Shares. Any attempted transfer shall be void and shall not transfer ownership in, title to, or any rights respecting the Shares.

         b) Subject to this Agreement, the time period restrictions hereunder shall lapse for the number of Shares and on the dates specified below, provided that the Individual is an employee of the Company or Chairman of the Company's Board of Directors at each such date.



                  Number of Shares                  Date Restrictions Lapse
                  ----------------                  -----------------------
                       50,000                           January 11, 2001
                       50,000                            April 11, 2001
                       50,000                            July 11, 2001
                       50,000                           October 11, 2001


         c) Notwithstanding the provisions of Paragraph 4(b), the restrictions hereunder shall lapse immediately upon a Change of Control. A "CHANGE OF CONTROL" shall be deemed to occur on the earliest of
              (a) the acquisition by any entity, person, or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("VOTING STOCK"); (b) the completion by any entity, person, or group (other than the Company or a subsidiary of the Company) of a tender offer or an exchange offer for (and consummation of the resulting purchase of) more than 50% of the outstanding Voting Stock of the Company; (c) the effective time of
              (1) a merger or consolidation of the Company with one or more corporations as a result of which the holders of the outstanding Voting Stock of the Company immediately prior to such merger hold less than 80% of the Voting Stock of the surviving or resulting corporation or (2) a transfer of substantially all of the property or assets of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or (d) the election to the Board of Directors of the Company, without the recommendation or approval of the incumbent Board of Directors of the Company, of directors constituting a majority of the number of directors of the Company then in office.

         d) Any Shares the restrictions on which have not lapsed upon the Individual's termination of employment or termination of service as Chairman of the Company's Board of Directors shall be repurchased by the Company in exchange for the reduction in the amount of the Promissory Note by an amount equal to the lesser of
              (i) $1.5377 per share, or (ii) the Fair Market Value per share (such price being the average closing market price of the Common Stock as reported by NASDAQ on each of the five (5) consecutive trading days ending on the day immediately preceding the date of repurchase, or if the Company's Common Stock is not then publicly traded, the Fair Market Value as determined by the Board of Directors in good faith) multiplied by the number of Shares repurchased.

5.       REPRESENTATIONS AND COVENANTS OF INDIVIDUAL

         a) In connection with the purchase of the Shares hereunder, the Individual represents and warrants to the Company that:

              i) The Shares to be acquired by the Individual pursuant to this Agreement shall be acquired for his own account and not with a view to, or present intention of, distribution in violation of the Securities Act of 1933 (the "1933 ACT") or any applicable state securities laws, and the Shares will not be disposed of in contravention of the 1933 Act or any applicable state securities laws.

              ii) The Individual is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Shares.

              iii) The Individual acknowledges that he is able to bear the economic risk of his investment in the Shares for an indefinite period of time, because the Shares have not been registered under the 1933 Act and, therefore, cannot be resold unless subsequently registered under the 1933 Act or an exemption from such registration is available.

              iv) The Individual has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Shares and has had full access to such information concerning the Company as he has requested.

              v) The Individual has the full right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement, the Promissory Note and the Pledge Agreement constitute the legal, valid and binding obligations of the Individual enforceable against him in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

              vi) The Individual is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by him or the consummation of the transactions contemplated hereby.

         b) As an inducement to the Company to issue the Shares, and as a condition thereto, the Individual acknowledges and agrees that neither the issuance of the Shares to him nor any provision contained herein shall entitle the Individual to remain in the service of the Company or affect the Company's right to terminate the Individual's employment or the Board of Director's right to terminate Individual's status as Chairman of the Board at any time for any or no reason.

6.       REGISTRATION

         The Individual understands that the Shares are not currently being registered under the 1933 Act by reason of their contemplated issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof. The Individual further agrees that he will not sell or otherwise dispose of the Shares unless such sale or other disposition has been registered or is exempt from registration under the 1933 Act and has been registered or qualified or is exempt from registration or qualification under applicable securities laws of any state. The Individual understands that a restrictive legend consistent with the foregoing, and as set forth in Paragraph 8, will be placed on the certificates evidencing the Shares, and related stop transfer instructions will be noted in the stock transfer records of the Company and/or its stock transfer agent for the Shares.

7.       WITHHOLDING

         The Company shall have the power and right to deduct or withhold, or require the Individual to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes required by law to be withheld with respect to any purchase made under or as a result of this Agreement. In the alternative, upon any taxable event hereunder, the Individual may elect, subject to Company approval, to satisfy the withholding requirement in whole or in part, by having the Company withhold Shares that would otherwise be transferred to the Individual having a fair market value, on the date the tax is to be determined, equal to the minimum marginal tax that could be imposed on the transaction. All elections shall be made in writing and signed by the Individual.

8.       LEGEND

         The Individual shall be bound by the provisions of the following legend (or similar legend) which shall be endorsed upon the certificate(s) evidencing the Shares issued pursuant to the purchase hereunder.

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED BY ANY PERSON IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION IS THEN AVAILABLE."

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ALL OF THE TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS SET FORTH IN THE AGREEMENT PURSUANT TO WHICH THE SHARES HAVE BEEN PURCHASED. ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE FOREGOING AGREEMENT ARE FULLY BINDING UPON THE HOLDER OF THIS CERTIFICATE, HIS SUCCESSORS, ESTATE, HEIRS, ASSIGNS, PERSONAL REPRESENTATIVE, ADMINISTRATOR, EXECUTOR OR GUARDIAN AS THE CASE MAY BE, FOR ALL PURPOSES UNTIL SUCH TIME AS ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE AGREEMENTS ARE REMOVED, WAIVED, OR OTHERWISE VACATED IN A MANNER EXPRESSLY AUTHORIZED THEREUNDER."

9.       RELEASE OF RESTRICTIONS

         At such time as the restrictions on the Shares lapse, as set forth in Paragraph 4(b) or 4(c), and the Promissory Note is paid in full (or as soon thereafter as may be practicable), the certificate or certificates shall be transferred by the Corporate Secretary of the Company to the Individual.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

         If the outstanding Shares of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, or consolidation, or if a change is made to the common stock of the Company by reason of any recapitalization, reclassification, change in par value, stock split, reverse stock split, combination of shares or dividends payable in capital stock, or the like, the Company shall make adjustments to the Shares issued to the Individual as it may determine to be appropriate under the circumstances.

11.      NOTICES

         Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid, with return receipt requested, or
         (iii) sent by recognized overnight courier service, to the recipient at the address indicated below:

         To the Individual:            Ronald V. Aprahamian
                                       9311 Cornwell Farm Rd.
                                       Great Falls, Virginia 22006

         To the Company:               Superior Consultant Holdings Corporation
                                       4000 Town Center
                                       Suite 1100
                                       Southfield, Michigan 48075

         or to the attention of such other person as the recipient party shall specify by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (i) on the date such notice is personally delivered, (ii) three days after the date of mailing if sent by certified or registered mail, or (iii) one day after the date such notice is delivered to the overnight courier if sent by overnight courier.

12.      SEVERABILITY

         Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable, in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.      ENTIRE AGREEMENT

         This Agreement and any other agreement referred to herein constitutes the complete agreement and understanding between the parties and supersedes and preempts any and all prior understandings, agreements or representations by or between the parties, written or oral, which may be related to the subject matter hereof in any way.

14.      COUNTERPARTS

         This Agreement may be executed in two or more substantially identical counterparts, each of which shall be deemed to be an original document as to the person or persons signing it, and all of which when taken together shall constitute one and the same binding agreement.

15.      SUCCESSORS AND ASSIGNS

         This Agreement is intended to bind and inure to the benefit of and be enforceable by the Individual and the Company, and their respective successors and permitted assigns, but will not be delegable or assignable by the Individual without written consent of the Company.

16.      AMENDMENTS

         Any provision of this Agreement may be amended or waived only with the prior written consent of the Company and the Individual.

17.      GOVERNING LAW

         This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflicts of law.


         IN WITNESS WHEREOF, the Company and Individual have caused this Agreement to be executed on its and his behalf on the day and year first above written.


SUPERIOR CONSULTANT HOLDINGS                INDIVIDUAL
CORPORATION


By:  /s/ Richard D. Helppie                 /s/ Ronald V. Aprahamian
    -----------------------------           ------------------------------------
Its:  Chief Executive Officer
     ----------------------------

                                   EXHIBIT C

                                 PROMISSORY NOTE

Effective as of October 11, 2000                                     $305,540.00

         For value received, Ronald V. Aprahamian (the "BORROWER") promises to pay to the order of Superior Consultant Holdings Corporation, a Delaware corporation, with its principal place of business at 4000 Town Center, Suite 1100, Southfield, Michigan 48075 (the "LENDER"), the principal amount of Three Hundred Five Thousand Five Hundred Forty Dollars ($305,540) due as set forth below. The unpaid principal amount of this Note outstanding from time to time shall bear interest annually at the rate of 9.5% interest, computed on the basis of a 360-day year of twelve thirty-day months, which interest shall be due and owing as set forth below.

I. Reference to Subscription and Securities Purchase Agreement. This Note is delivered pursuant and subject to that certain Subscription and Securities Purchase Agreement, as executed by and between the Lender and the Borrower, dated as of October 11, 2000 (the "SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT"), the terms and conditions of which are, by this reference, incorporated herein and made a part hereof.

II.      Payment.

         A. Principal and accrued and unpaid interest under this Note shall be due and payable on demand after the first to occur of the following: (i) the termination of Borrower's employment or service as Chairman of the Board with the Company or an affiliate of the Company if such termination occurs on or prior to October 11, 2001; (ii) October 11, 2002; or (iii) upon a Change of Control, as defined in the Subscription and Securities Purchase Agreement.

         B. Payment of any principal and interest amount stated above shall be made to the Lender at its principal offices at 4000 Town Center, Suite 1100, Southfield, Michigan 48075, or at such other place as the Lender may designate to the Borrower. Receipt by the Lender of a check of the Borrower in the amount of any payment due and owing shall be deemed to constitute payment hereunder, provided that such check is processed and paid in full by the institution against which the check is drawn within a commercially reasonable and customary time.

III. Prepayment. The unpaid principal balance of this Note and interest accrued thereon may be prepaid by the Borrower at any time, in whole or in part, without premium or penalty, in minimum increments of not less than Five Thousand Dollars ($5,000).

IV. Default. If (i) the Borrower shall fail to promptly pay to the Lender all sums when due hereunder or (ii) an event of default shall occur under the Pledge Agreement described in Section V below or under any other agreement, instrument or document heretofore, now or at any time hereafter delivered to the Lender by or for the benefit of the Borrower, which default or event of default is not cured within the time, if any, specified therefor in such agreement, instrument or document, then the Lender may declare all sums owed by the Borrower hereunder immediately due and payable, without notice unless otherwise required by applicable statute, and may take any action at law or in equity to collect the amounts due and owing hereunder, or to request any other available remedy, together with any damages resulting from such nonpayment.

V. Security. In accordance with that certain Pledge Agreement by and between the Borrower and the Lender effective as of even date herewith, the obligation of the Borrower under this Note shall be secured by the Borrower's interest in those certain interests constituting Collateral (as defined in the Pledge Agreement). The Borrower covenants and agrees that he shall not, without the consent of the Lender, pledge or otherwise encumber or grant a security interest in such Collateral to any party while the indebtedness represented by this Note remains unpaid and outstanding.

VI. Governing Laws. This Note is issued in and shall be construed and governed in accordance with the laws of the State of Delaware. The Borrower expressly consents to enforcement of the terms hereof in any court of competent jurisdiction sitting in the State of Delaware. The Borrower expressly waives presentment of payment, protest, notice of protest and dishonor as prerequisites to the enforcement hereof.

VII. Assigns. All of the covenants, stipulations, promises and agreements in this Note shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

VIII. Costs. The Borrower promises to pay all costs and collection of every kind, including, but not limited to, all reasonable attorneys' fees, court costs and expenses of every kind incurred by the Lender, in connection with such collection.

IX. Miscellaneous. Failure of the Lender, for any period of time or on one or more occasions, to exercise its option to accelerate the payment of this Note pursuant to Section IV above shall not constitute a waiver of the right to exercise the same at any time thereafter or in the event of any subsequent default under Section IV above. No act of omission or commission of the Lender, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same; any such waiver or release is to be effected only through a written document executed by the Lender, and then only to the extent specifically recited therein. A waiver or release with reference to any one event shall not be construed as a waiver or release of any subsequent event or as a bar to any subsequent exercise of the Lender's rights or remedies hereunder.


                                                /s/ Ronald V. Aprahamian
                                               ---------------------------------
                                               Borrower

                                   EXHIBIT D

                                PLEDGE AGREEMENT

         THIS PLEDGE AGREEMENT (this "AGREEMENT") is effective as of October 11, 2000, between the undersigned, Ronald V. Aprahamian ("PLEDGOR"), in favor of Superior Consultant Holdings Corporation, a Delaware corporation ("PLEDGEE").

         Pledgor is indebted to Pledgee in the principal amount of not less than $305,540 as evidenced by a Promissory Note (the "NOTE") made by Pledgor to Pledgee dated as of even date herewith.

         To secure payment of the Note, Pledgee has requested and Pledgor has agreed that Pledgor execute and deliver this Agreement in favor of the Pledgee.

1.       DEFINITIONS AND TERMS

Except as otherwise defined in this Agreement, all words, terms and/or phrases used herein shall be defined by the applicable definition (if any) in the Uniform Commercial Code as adopted by the State of Delaware, without regard to principles of choice of law.

2.       COLLATERAL

         2.1. To secure the prompt payment to Pledgee of the Note and all obligations herein and therein, Pledgor grants to Pledgee a security interest in and to, and pledges and assigns to Pledgee, all of Pledgor's right, title, and interest in, to and under the common stock of Pledgee sold to Pledgor as of the date hereof, together with any and all distributions, whether in cash or in kind, upon or in connection therewith, whether such distributions or payments are made pursuant to a redemption of the common stock or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the entity issuing the same, or otherwise, and any and all subscriptions, warrants, options and other rights issued upon or in connection therewith (collectively, the "SECURITIES") and all products and proceeds of the foregoing (whether in the form of cash, proceeds of insurance policies, instruments, documents, general intangibles, contract rights, accounts, chattel paper, inventory equipment, goods or otherwise). All of the foregoing is referred to herein individually and/or collectively as the "COLLATERAL."

         2.2. Simultaneous with the execution of this Agreement, Pledgor is hereby delivering to Pledgee the certificates representing the Securities, with irrevocable powers or assignments relating thereto endorsed in blank by Pledgor, to be held by Pledgee until the Note is paid in full.

         2.3. That portion of the Securities consisting of non-cash distributions and payments upon or in connection therewith, whether such non-cash distributions or payments are made pursuant to a redemption of the Securities or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the "Persons" (meaning any individual(s) or entity or entities of a private or public nature) issuing the same or otherwise, shall be forthwith delivered by Pledgor to Pledgee in the form in which that distribution or payment is received by Pledgor, and thereupon, Pledgee shall hold any such distribution or payment as additional Collateral to secure the Note. Any securities or evidence of indebtedness so distributed to Pledgor shall be delivered to Pledgee accompanied with irrevocable powers or assignments relating thereto or assignments thereof duly signed by Pledgor in form acceptable to Pledgee and duly endorsed in blank by Pledgor.

3.       DEFAULT

         3.1. The occurrence of any one of the following events shall constitute a default by Pledgor (an "EVENT OF DEFAULT") under this
         Agreement: (a) if Pledgor fails or neglects to perform, keep or observe any material term, provision, condition, covenant, warranty or representation contained in this Agreement which is required to be performed, kept or observed by Pledgor; (b) occurrence of a default under the Note; (c) a notice of lien, levy, attachment or assessment is filed or recorded with respect to the Collateral; or (d) Pledgor's insolvency, inability to pay debts as they mature, appointment of a receiver for any part of his property, or assignment for the benefit of creditors, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against Pledgor.

         3.2. All of Pledgee's rights and remedies under this Agreement are cumulative and non-exclusive.

         3.3. Upon an Event of Default described in Section 3.1, if same shall continue unremedied for a period of thirty (30) days following written notice thereof, the Note shall be due and payable and enforceable against Pledgor, at Pledgee's principal place of business.

         3.4. Upon an Event of Default, Pledgee, in its sole and absolute discretion, may exercise any one or more of the following remedies: (a) if the Note is not paid forthwith by Pledgor to Pledgee at Pledgee's principal place of business, Pledgee may declare all sums owed by Pledgor under the Note immediately due and payable and may proceed to suit against Pledgor; (b) exercise any one or more of the rights and remedies accruing to a secured party under the Uniform Commercial Code of the relevant state or states and any other applicable law upon default by a debtor; and/or (c) sell or cause to be sold the Collateral or any part thereof and all of Pledgor's right, title and interest therein at public auction or private sale as Pledgee deems advisable in accordance with the applicable laws of the United States or of any state.

         3.5. Pledgor agrees that in any sale of the Collateral, Pledgee is hereby authorized to comply with any limitation or restriction in connection with such sale as Pledgee may be advised by counsel is necessary, or advisable in order to avoid any violation of applicable law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of that portion of the Collateral consisting of the Securities), or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and Pledgor further agrees that such compliance shall not result in such sale being considered commercially unreasonable, nor shall Pledgee be liable or accountable to Pledgor for any discount allowed by reason of the fact that the Collateral was sold in compliance with any such limitation or restriction.

         3.6. Any sale of the Collateral may be made for cash or credit at the election of Pledgee and the amounts of any such sale shall be credited to Pledgor's liabilities and obligations under the Note only when the proceeds thereof are actually received by Pledgee in immediately available or collected funds. Pledgee may, if it deems it reasonable, postpone or adjourn any such sale of the Collateral from time to time by an announcement at the time and place of sale or by announcement at the time and place of such postponed or adjourned sale, without being required to give a new notice of sale.

         3.7. Any notice required to be given by Pledgee of a sale, lease or other intended action by Pledgee, deposited in the United States mail, postage prepaid and duly addressed to Pledgor at the address specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee, not less than five (5) calendar days prior to such proposed action, shall constitute commercially reasonable and fair notice to Pledgor thereof.

         3.8. Pledgor agrees that Pledgee has no obligation to preserve rights against prior parties to the Collateral. Further Pledgor waives and releases any cause of action and claim against Pledgee as a result of Pledgee's possession, collection or sale of the Collateral, any liability or penalty for failure of Pledgee to comply with any requirement imposed on Pledgee relating to notice of sale, holding of sale or reporting of sale of the Collateral, and, to the extent permitted by law, any right of redemption from such sale.

4.       REPRESENTATIONS AND WARRANTIES

Pledgor represents and warrants as follows:

              (a) Pledgor has, and has duly exercised, all requisite capacity, power and authority to enter into this Agreement, to pledge the Collateral, and to carry out the transactions contemplated hereby; and

              (b) this Agreement constitutes the legal, valid and binding obligation of Pledgor, enforceable in accordance with its terms.

5.       COVENANTS

Pledgor hereby covenants that, until all obligations under the Note have been paid in full and the Note is terminated:

              (a) Pledgor will not sell, convey or otherwise dispose of any Collateral or any interest therein or create, incur or permit to exist any pledge, mortgage, lien, charge, security interest or other encumbrance with respect to the Collateral or the proceeds thereof, other than that created hereby; and

              (b) Pledgor will promptly execute and deliver all further instruments and documents, and take all further action (excluding filings or registrations pursuant to federal, state or foreign securities laws) that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest intended to be granted hereby or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

6.       VOTING RIGHTS AND DIVIDENDS

So long as no Event of Default shall have occurred and be continuing and notwithstanding anything to the contrary contained herein:

              (a) Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Collateral for any purpose not inconsistent with the terms of this Agreement or the Note; and

              (b) Pledgor shall be entitled to receive any and all cash distributed in respect of the Collateral, provided, however, that any securities paid as distributions in respect of the Collateral shall be delivered to Pledgee, by Pledgor, to be held as Collateral in the same form as so received, with any necessary endorsement.

Upon the occurrence and during the continuance of an Event of Default, all rights of Pledgor to exercise the voting and other consensual rights and to receive the distributions (other than tax distributions) which he would otherwise be authorized to exercise, receive and retain pursuant to this Section 6 shall cease, and all such rights shall thereupon become vested in Pledgee, which shall then have the sole right to exercise such voting and other consensual rights and to receive and hold as Collateral all dividends and distributions. Pledgee shall apply any cash so received to the obligations of Pledgor under the Note. Effective upon the occurrence of an Event of Default, Pledgor hereby grants to Pledgee an irrevocable proxy coupled with an interest for the Collateral, pursuant to which proxy Pledgee shall be entitled to vote or consent with respect to the Collateral in its sole discretion.

7.       POWER OF ATTORNEY

Upon the occurrence and during the continuance of an Event of Default, Pledgor hereby appoints the Pledgee as Pledgor's agent and attorney-in-fact, with full power and authority in the name, place and stead of Pledgor or otherwise, from time to time in the Pledgee's discretion, to take any action and to execute any instrument which the Pledgee may deem necessary or advisable to fulfill Pledgor's obligations hereunder. This appointment is irrevocable and continuing and is coupled with an interest of Pledgor. Pledgor hereby ratifies and confirms all that the Pledgee may lawfully do by virtue of this Power of Attorney.


8.       GENERAL

         8.1. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby, the provisions of this Agreement being severable in any such instance.

         8.2. Pledgee's failure at any time hereafter to require strict performance by Pledgor of any provision of this Agreement shall not waive, affect or diminish any right of Pledgee thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Pledgee of an Event of Default by Pledgor under this Agreement shall not suspend, waive or affect any other Event of Default by Pledgor under this Agreement, whether the same or of a different type. None of the undertaking, agreements, warranties, covenants and representations of Pledgor contained in this Agreement shall be deemed to have been suspended or waived by Pledgee unless such suspension or waiver is by an instrument in writing signed by an officer of Pledgee and directed to Pledgor specifying such suspension or waiver.

         8.3. This Agreement shall continue in full force and effect until the
         Note is fully paid, performed and discharged. This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment under the Note is rescinded or must otherwise be returned by Pledgee upon the insolvency, bankruptcy or reorganization of Pledgor or otherwise, all as though such payment had not been made. This Agreement shall be binding upon Pledgor and inure to the benefit of Pledgee and Pledgor, and their respective heirs, personal representatives, successors and assigns. Written notice to Pledgor or Pledgee shall be to the address or addresses specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee.

         8.4. No termination of this Agreement, or cancellation of the Note, shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Pledgor or Pledgee in any way or respect relating to (i) any transaction or event occurring prior to such termination, (ii) any of the Collateral and (iii) any of the undertakings, agreements, covenants, warranties and representations of Pledgor contained in this Agreement.

         8.5. Pledgor shall, upon demand, pay to the Pledgee any and all reasonable costs and expenses, including court costs and reasonable fees of attorneys, experts and agents, which the Pledgee may incur in connection with (i) the administration of this Agreement or (ii) the exercise or enforcement of its rights as the Pledgee.

         8.6. All covenants, warranties and representations contained herein shall be true as of the date hereof and shall survive the execution and delivery of this Agreement.

         8.7. This Pledge Agreement shall be governed by the laws of the State of Delaware.

         IN WITNESS WHEREOF, this Agreement has been executed and delivered by Pledgor in favor of Pledgee as of the day and year first above written.

                                    PLEDGOR:


                                    /s/ Ronald V. Aprahamian
                                    -------------------------------------

                                   EXHIBIT E

                           SUBSCRIPTION AND SECURITIES
                               PURCHASE AGREEMENT


         THIS SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT is made effective this 11th day of October, 2000 (the "EFFECTIVE DATE") by and between Superior Consultant Holdings Corporation, a Delaware corporation (the "COMPANY"), and George S. Huntzinger (the "INDIVIDUAL").

         WHEREAS, the Company and the Individual desire to enter into an agreement pursuant to which the Individual will purchase and the Company will sell to the Individual shares of the Company's common stock (the "SHARES").

         WHEREAS, the Company and the Individual desire to establish certain restrictions regarding the ownership of, and transfer of, the Shares.

         NOW, THEREFORE, in consideration of the following covenants and for other good and valuable consideration, the parties agree as follows:

1.       PURCHASE OF SHARES

         As of the Effective Date, the Individual will purchase and the Company will sell to Individual Two Hundred Thousand (200,000) Shares on the terms and conditions and subject to all of the limitations set forth herein.

2.       PURCHASE PRICE

         The purchase price of the Shares shall be $1.5377 per share, the fair market value of the Shares, calculated based upon the average closing sales price of common stock of the Company as reported by NASDAQ on each of the five (5) trading days prior to the Effective Date. The Individual shall be permitted to make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize income at the date of the purchase of the Shares. The Individual will pay $2,000, the par value of the Shares, in cash or by check, and will pay the remainder of the purchase price through delivery of a promissory note in the amount of $305,540, dated as of even date herewith and in the form attached hereto as Exhibit A (the "PROMISSORY NOTE"). The Promissory Note shall be secured by a pledge of the Shares pursuant to the Pledge Agreement dated as of even date herewith in the form attached hereto as Exhibit B (the "PLEDGE AGREEMENT").

3.       CERTIFICATES AND SHAREHOLDER RIGHTS

         The Company's Transfer Agent and Registrar shall prepare and issue a stock certificate representing the Shares that the Individual has purchased, which certificate shall be held by the Corporate Secretary of the Company pursuant to the terms of this Agreement.

4.       RESTRICTIONS AND VESTING

         a) Until the passage of the time periods specified in Paragraph 4(b) or the occurrence of either of the events specified in Paragraph 4(c) below, the Individual shall not sell, transfer, convey, exchange, give, assign, pledge, encumber, or otherwise dispose of all or a portion of any interest in the Shares. Any attempted transfer shall be void and shall not transfer ownership in, title to, or any rights respecting the Shares.

         b) Subject to this Agreement, the time period restrictions hereunder shall lapse for the number of Shares and on the dates specified below, provided that the Individual is an employee of the Company or Chairman of the Company's Board of Directors at each such date. Or, in the event of termination by the Company of Individual's employment without "cause" as that term is defined in Individual's Employment Agreement with the Company, the restrictions hereunder shall continue to lapse in accordance with the schedule below.

                Number of Shares                  Date Restrictions Lapse
                ----------------                  -----------------------
                     50,000                           January 11, 2001
                     50,000                            April 11, 2001
                     50,000                            July 11, 2001
                     50,000                           October 11, 2001


         c) Notwithstanding the provisions of Paragraph 4(b), the restrictions hereunder shall lapse immediately upon a Change of Control. A "CHANGE OF CONTROL" shall be deemed to occur on the earliest of
              (a) the acquisition by any entity, person, or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("VOTING STOCK"); (b) the completion by any entity, person, or group (other than the Company or a subsidiary of the Company) of a tender offer or an exchange offer for (and consummation of the resulting purchase of) more than 50% of the outstanding Voting Stock of the Company; (c) the effective time of
              (1) a merger or consolidation of the Company with one or more corporations as a result of which the holders of the outstanding Voting Stock of the Company immediately prior to such merger hold less than 80% of the Voting Stock of the surviving or resulting corporation or (2) a transfer of substantially all of the property or assets of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or (d) the election to the Board of Directors of the Company, without the recommendation or approval of the incumbent Board of Directors of the Company, of directors constituting a majority of the number of directors of the Company then in office.

         d) Any Shares the restrictions on which have not lapsed upon the Individual's termination of employment or termination of service as Chairman of the Company's Board of Directors shall be repurchased by the Company in exchange for the reduction in the amount of the Promissory Note by an amount equal to the lesser of
              (i) $1.5377 per share, or (ii) the Fair Market Value per share (such price being the average closing market price of the Common Stock as reported by NASDAQ on each of the five (5) consecutive trading days ending on the day immediately preceding the date of repurchase, or if the Company's Common Stock is not then publicly traded, the Fair Market Value as determined by the Board of Directors in good faith) multiplied by the number of Shares repurchased.

5.       REPRESENTATIONS AND COVENANTS OF INDIVIDUAL

         a) In connection with the purchase of the Shares hereunder, the Individual represents and warrants to the Company that:

              i) The Shares to be acquired by the Individual pursuant to this Agreement shall be acquired for his own account and not with a view to, or present intention of, distribution in violation of the Securities Act of 1933 (the "1933 ACT") or any applicable state securities laws, and the Shares will not be disposed of in contravention of the 1933 Act or any applicable state securities laws.

              ii) The Individual is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Shares.

              iii) The Individual acknowledges that he is able to bear the economic risk of his investment in the Shares for an indefinite period of time, because the Shares have not been registered under the 1933 Act and, therefore, cannot be resold unless subsequently registered under the 1933 Act or an exemption from such registration is available.

              iv) The Individual has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the

                    Shares and has had full access to such information concerning the Company as he has requested.

              v) The Individual has the full right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement, the Promissory Note and the Pledge Agreement constitute the legal, valid and binding obligations of the Individual enforceable against him in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

              vi) The Individual is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by him or the consummation of the transactions contemplated hereby.

         b) As an inducement to the Company to issue the Shares, and as a condition thereto, the Individual acknowledges and agrees that neither the issuance of the Shares to him nor any provision contained herein shall entitle the Individual to remain in the service of the Company or affect the Company's right to terminate the Individual's employment or the Board of Director's right to terminate Individual's status as Chairman of the Board at any time for any or no reason.

6.       REGISTRATION

         The Individual understands that the Shares are not currently being registered under the 1933 Act by reason of their contemplated issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof. The Individual further agrees that he will not sell or otherwise dispose of the Shares unless such sale or other disposition has been registered or is exempt from registration under the 1933 Act and has been registered or qualified or is exempt from registration or qualification under applicable securities laws of any state. The Individual understands that a restrictive legend consistent with the foregoing, and as set forth in Paragraph 8, will be placed on the certificates evidencing the Shares, and related stop transfer instructions will be noted in the stock transfer records of the Company and/or its stock transfer agent for the Shares.

7.       WITHHOLDING

         The Company shall have the power and right to deduct or withhold, or require the Individual to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes required by law to be withheld with respect to any purchase made under or as a result of this Agreement. In the alternative, upon any taxable event hereunder, the Individual may elect, subject to Company approval, to satisfy the withholding requirement in whole or in part, by having the Company withhold Shares that would otherwise be transferred to the Individual having a fair market value, on the date the tax is to be determined, equal to the minimum marginal tax that could be imposed on the transaction. All elections shall be made in writing and signed by the Individual.

8.       LEGEND

         The Individual shall be bound by the provisions of the following legend (or similar legend) which shall be endorsed upon the certificate(s) evidencing the Shares issued pursuant to the purchase hereunder.

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED BY ANY PERSON IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION IS THEN AVAILABLE."

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ALL OF THE TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS SET FORTH IN THE AGREEMENT PURSUANT TO WHICH THE SHARES HAVE BEEN PURCHASED. ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE FOREGOING AGREEMENT ARE FULLY BINDING UPON THE HOLDER OF THIS CERTIFICATE, HIS SUCCESSORS, ESTATE, HEIRS, ASSIGNS, PERSONAL REPRESENTATIVE, ADMINISTRATOR, EXECUTOR OR GUARDIAN AS THE CASE MAY BE, FOR ALL PURPOSES UNTIL SUCH TIME AS ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE AGREEMENTS ARE REMOVED,

                  WAIVED, OR OTHERWISE VACATED IN A MANNER EXPRESSLY AUTHORIZED THEREUNDER."

9.       RELEASE OF RESTRICTIONS

         At such time as the restrictions on the Shares lapse, as set forth in Paragraph 4(b) or 4(c), and the Promissory Note is paid in full (or as soon thereafter as may be practicable), the certificate or certificates shall be transferred by the Corporate Secretary of the Company to the Individual.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

         If the outstanding Shares of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, or consolidation, or if a change is made to the common stock of the Company by reason of any recapitalization, reclassification, change in par value, stock split, reverse stock split, combination of shares or dividends payable in capital stock, or the like, the Company shall make adjustments to the Shares issued to the Individual as it may determine to be appropriate under the circumstances.

11.      NOTICES

         Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid, with return receipt requested, or
         (iii) sent by recognized overnight courier service, to the recipient at the address indicated below:

         To the Individual:           George S. Huntzinger
                                      RR4, Box 610, 42nd St.
                                      Dallas, Pennsylvania 18612



         To the Company:              Superior Consultant Holdings Corporation
                                      4000 Town Center
                                      Suite 1100
                                      Southfield, Michigan 48075

         or to the attention of such other person as the recipient party shall specify by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (i) on the date such notice is personally delivered, (ii) three days after the date of mailing if sent by certified or registered mail, or (iii) one day after the date such notice is delivered to the overnight courier if sent by overnight courier.

12.      SEVERABILITY

         Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable, in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.      ENTIRE AGREEMENT

         This Agreement and any other agreement referred to herein constitutes the complete agreement and understanding between the parties and supersedes and preempts any and all prior understandings, agreements or representations by or between the parties, written or oral, which may be related to the subject matter hereof in any way.

14.      COUNTERPARTS

         This Agreement may be executed in two or more substantially identical counterparts, each of which shall be deemed to be an original document as to the person or persons signing it, and all of which when taken together shall constitute one and the same binding agreement.

15.      SUCCESSORS AND ASSIGNS

         This Agreement is intended to bind and inure to the benefit of and be enforceable by the Individual and the Company, and their respective successors and permitted assigns, but will not be delegable or assignable by the Individual without written consent of the Company.

16.      AMENDMENTS

         Any provision of this Agreement may be amended or waived only with the prior written consent of the Company and the Individual.

17.      GOVERNING LAW

         This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflicts of law.


         IN WITNESS WHEREOF, the Company and Individual have caused this Agreement to be executed on its and his behalf on the day and year first above written.


SUPERIOR CONSULTANT HOLDINGS                   INDIVIDUAL
CORPORATION


By:  /s/ Richard D. Helppie, Jr.                   /s/ George S. Huntzinger
    ----------------------------------------   ---------------------------------
Its:  Chief Executive Officer
     ---------------------------------------

                                   EXHIBIT F

                                 PROMISSORY NOTE

Effective as of October 11, 2000                                     $305,540.00

         For value received, George S. Huntzinger (the "BORROWER") promises to pay to the order of Superior Consultant Holdings Corporation, a Delaware corporation, with its principal place of business at 4000 Town Center, Suite 1100, Southfield, Michigan 48075 (the "LENDER"), the principal amount of Three Hundred Five Thousand Five Hundred Forty Dollars ($305,540) due as set forth below. The unpaid principal amount of this Note outstanding from time to time shall bear interest annually at the rate of 9.5% interest, computed on the basis of a 360-day year of twelve thirty-day months, which interest shall be due and owing as set forth below.

I. Reference to Subscription and Securities Purchase Agreement. This Note is delivered pursuant and subject to that certain Subscription and Securities Purchase Agreement, as executed by and between the Lender and the Borrower, dated as of October 11, 2000 (the "SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT"), the terms and conditions of which are, by this reference, incorporated herein and made a part hereof.

II.      Payment.

         A. Principal and accrued and unpaid interest under this Note shall be due and payable on demand after the first to occur of the following: (i) the termination of Borrower's employment or service as Chairman of the Board with the Company or an affiliate of the Company if such termination occurs on or prior to October 11, 2001 (except in the event of termination of employment by the Company without "cause" as that term is defined in Borrower's Employment Agreement with the Company); (ii) October 11, 2002; or (iii) upon a Change of Control, as defined in the Subscription and Securities Purchase Agreement.

         B. Payment of any principal and interest amount stated above shall be made to the Lender at its principal offices at 4000 Town Center, Suite 1100, Southfield, Michigan 48075, or at such other place as the Lender may designate to the Borrower. Receipt by the Lender of a check of the Borrower in the amount of any payment due and owing shall be deemed to constitute payment hereunder, provided that such check is processed and paid in full by the institution against which the check is drawn within a commercially reasonable and customary time.

III. Prepayment. The unpaid principal balance of this Note and interest accrued thereon may be prepaid by the Borrower at any time, in whole or in part, without premium or penalty, in minimum increments of not less than Five Thousand Dollars ($5,000).

IV. Default. If (i) the Borrower shall fail to promptly pay to the Lender all sums when due hereunder or (ii) an event of default shall occur under the Pledge Agreement described in Section V below or under any other agreement, instrument or document heretofore, now or at any time hereafter delivered to the Lender by or for the benefit of the Borrower, which default or event of default is not cured within the time, if any, specified therefor in such agreement, instrument or document, then the Lender may declare all sums owed by the Borrower hereunder immediately due and payable, without notice unless otherwise required by applicable statute, and may take any action at law or in equity to collect the amounts due and owing hereunder, or to request any other available remedy, together with any damages resulting from such nonpayment.

V. Security. In accordance with that certain Pledge Agreement by and between the Borrower and the Lender effective as of even date herewith, the obligation of the Borrower under this Note shall be secured by the Borrower's interest in those certain interests constituting Collateral (as defined in the Pledge Agreement). The Borrower covenants and agrees that he shall not, without the consent of the Lender, pledge or otherwise encumber or grant a security interest in such Collateral to any party while the indebtedness represented by this Note remains unpaid and outstanding.

VI. Governing Laws. This Note is issued in and shall be construed and governed in accordance with the laws of the State of Delaware. The Borrower expressly consents to enforcement of the terms hereof in any court of competent jurisdiction sitting in the State of Delaware. The Borrower expressly waives presentment of payment, protest, notice of protest and dishonor as prerequisites to the enforcement hereof.

VII. Assigns. All of the covenants, stipulations, promises and agreements in this Note shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

VIII. Costs. The Borrower promises to pay all costs and collection of every kind, including, but not limited to, all reasonable attorneys' fees, court costs and expenses of every kind incurred by the Lender, in connection with such collection.

IX. Miscellaneous. Failure of the Lender, for any period of time or on one or more occasions, to exercise its option to accelerate the payment of this Note pursuant to Section IV above shall not constitute a waiver of the right to exercise the same at any time thereafter or in the event of any subsequent default under Section IV above. No act of omission or commission of the Lender, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same; any such waiver or release is to be effected only through a written document executed by the Lender, and then only to the extent specifically recited therein. A waiver or release with reference to any one event shall not be construed as a waiver or release of any subsequent event or as a bar to any subsequent exercise of the Lender's rights or remedies hereunder.
                                                /s/ George S. Huntzinger
                                              ---------------------------------
                                              Borrower

                                   EXHIBIT G

                                PLEDGE AGREEMENT

         THIS PLEDGE AGREEMENT (this "AGREEMENT") is effective as of October 11, 2000, between the undersigned, George S. Huntzinger ("PLEDGOR"), in favor of Superior Consultant Holdings Corporation, a Delaware corporation ("PLEDGEE").

         Pledgor is indebted to Pledgee in the principal amount of not less than $305,540 as evidenced by a Promissory Note (the "NOTE") made by Pledgor to Pledgee dated as of even date herewith.

         To secure payment of the Note, Pledgee has requested and Pledgor has agreed that Pledgor execute and deliver this Agreement in favor of the Pledgee.

1.       DEFINITIONS AND TERMS

Except as otherwise defined in this Agreement, all words, terms and/or phrases used herein shall be defined by the applicable definition (if any) in the Uniform Commercial Code as adopted by the State of Delaware, without regard to principles of choice of law.

2.       COLLATERAL

         2.1. To secure the prompt payment to Pledgee of the Note and all obligations herein and therein, Pledgor grants to Pledgee a security interest in and to, and pledges and assigns to Pledgee, all of Pledgor's right, title, and interest in, to and under the common stock of Pledgee sold to Pledgor as of the date hereof, together with any and all distributions, whether in cash or in kind, upon or in connection therewith, whether such distributions or payments are made pursuant to a redemption of the common stock or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the entity issuing the same, or otherwise, and any and all subscriptions, warrants, options and other rights issued upon or in connection therewith (collectively, the "SECURITIES") and all products and proceeds of the foregoing (whether in the form of cash, proceeds of insurance policies, instruments, documents, general intangibles, contract rights, accounts, chattel paper, inventory equipment, goods or otherwise). All of the foregoing is referred to herein individually and/or collectively as the "COLLATERAL."

         2.2. Simultaneous with the execution of this Agreement, Pledgor is hereby delivering to Pledgee the certificates representing the Securities, with irrevocable powers or assignments relating thereto endorsed in blank by Pledgor, to be held by Pledgee until the Note is paid in full.

         2.3. That portion of the Securities consisting of non-cash distributions and payments upon or in connection therewith, whether such non-cash distributions or payments are made pursuant to a redemption of the Securities or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the "Persons" (meaning any individual(s) or entity or entities of a private or public nature) issuing the same or otherwise, shall be forthwith delivered by Pledgor to Pledgee in the form in which that distribution or payment is received by Pledgor, and thereupon, Pledgee shall hold any such distribution or payment as additional Collateral to secure the Note. Any securities or evidence of indebtedness so distributed to Pledgor shall be delivered to Pledgee accompanied with irrevocable powers or assignments relating thereto or assignments thereof duly signed by Pledgor in form acceptable to Pledgee and duly endorsed in blank by Pledgor.

3.       DEFAULT

         3.1. The occurrence of any one of the following events shall constitute a default by Pledgor (an "EVENT OF DEFAULT") under this Agreement: (a) if Pledgor fails or neglects to perform, keep or observe any material term, provision, condition, covenant, warranty or representation contained in this Agreement which is required to be performed, kept or observed by Pledgor; (b) occurrence of a default under the Note; (c) a notice of lien, levy, attachment or assessment is filed or recorded with respect to the Collateral; or (d) Pledgor's insolvency, inability to pay debts as they mature, appointment of a receiver for any part of his property, or assignment for the benefit of creditors, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against Pledgor.

         3.2. All of Pledgee's rights and remedies under this Agreement are cumulative and non-exclusive.

         3.3. Upon an Event of Default described in Section 3.1, if same shall continue unremedied for a period of thirty (30) days following written notice thereof, the Note shall be due and payable and enforceable against Pledgor, at Pledgee's principal place of business.

         3.4. Upon an Event of Default, Pledgee, in its sole and absolute discretion, may exercise any one or more of the following remedies: (a) if the Note is not paid forthwith by Pledgor to Pledgee at Pledgee's principal place of business, Pledgee may declare all sums owed by Pledgor under the Note immediately due and payable and may proceed to suit against Pledgor; (b) exercise any one or more of the rights and remedies accruing to a secured party under the Uniform Commercial Code of the relevant state or states and any other applicable law upon default by a debtor; and/or (c) sell or cause to be sold the Collateral or any part thereof and all of Pledgor's right, title and interest therein at public auction or private sale as Pledgee deems advisable in accordance with the applicable laws of the United States or of any state.

         3.5. Pledgor agrees that in any sale of the Collateral, Pledgee is hereby authorized to comply with any limitation or restriction in connection with such sale as Pledgee may be advised by counsel is necessary, or advisable in order to avoid any violation of applicable law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of that portion of the Collateral consisting of the Securities), or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and Pledgor further agrees that such compliance shall not result in such sale being considered commercially unreasonable, nor shall Pledgee be liable or accountable to Pledgor for any reasonable discount allowed by reason of the fact that the Collateral was sold in compliance with any such limitation or restriction.

         3.6. Any sale of the Collateral may be made for cash or credit at the election of Pledgee and the amounts of any such sale shall be credited to Pledgor's liabilities and obligations under the Note only when the proceeds thereof are actually received by Pledgee in immediately available or collected funds. Pledgee may, if it deems it reasonable, postpone or adjourn any such sale of the Collateral from time to time by an announcement at the time and place of sale or by announcement at the time and place of such postponed or adjourned sale, without being required to give a new notice of sale.

         3.7. Any notice required to be given by Pledgee of a sale, lease or other intended action by Pledgee, deposited in the United States mail, postage prepaid and duly addressed to Pledgor at the address specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee, not less than five (5) calendar days prior to such proposed action, shall constitute commercially reasonable and fair notice to Pledgor thereof.

         3.8. Pledgor agrees that Pledgee has no obligation to preserve rights against prior parties to the Collateral. Further Pledgor waives and releases any cause of action and claim against Pledgee as a result of Pledgee's possession, collection or sale of the Collateral, any liability or penalty for failure of Pledgee to comply with any requirement imposed on Pledgee relating to notice of sale, holding of sale or reporting of sale of the Collateral, and, to the extent permitted by law, any right of redemption from such sale.

4.       REPRESENTATIONS AND WARRANTIES

Pledgor represents and warrants as follows:

              (a) Pledgor has, and has duly exercised, all requisite capacity, power and authority to enter into this Agreement, to pledge the Collateral, and to carry out the transactions contemplated hereby; and

              (b) this Agreement constitutes the legal, valid and binding obligation of Pledgor, enforceable in accordance with its terms.

5.       COVENANTS

Pledgor hereby covenants that, until all obligations under the Note have been paid in full and the Note is terminated:

              (a) Pledgor will not sell, convey or otherwise dispose of any Collateral or any interest therein or create, incur or permit to exist any pledge, mortgage, lien, charge, security interest or other encumbrance with respect to the Collateral or the proceeds thereof, other than that created hereby; and

              (b) Pledgor will promptly execute and deliver all further instruments and documents, and take all further action (excluding filings or registrations pursuant to federal, state or foreign securities laws) that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest intended to be granted hereby or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

6.       VOTING RIGHTS AND DIVIDENDS

So long as no Event of Default shall have occurred and be continuing and notwithstanding anything to the contrary contained herein:

              (a) Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Collateral for any purpose not inconsistent with the terms of this Agreement or the Note; and

              (b) Pledgor shall be entitled to receive any and all cash distributed in respect of the Collateral, provided, however, that any securities paid as distributions in respect of the Collateral shall be delivered to Pledgee, by Pledgor, to be held as Collateral in the same form as so received, with any necessary endorsement.

Upon the occurrence and during the continuance of an Event of Default, all rights of Pledgor to exercise the voting and other consensual rights and to receive the distributions (other than tax distributions) which he would otherwise be authorized to exercise, receive and retain pursuant to this Section 6 shall cease, and all such rights shall thereupon become vested in Pledgee, which shall then have the sole right to exercise such voting and other consensual rights and to receive and hold as Collateral all dividends and distributions. Pledgee shall apply any cash so received to the obligations of Pledgor under the Note. Effective upon the occurrence of an Event of Default, Pledgor hereby grants to Pledgee an irrevocable proxy coupled with an interest for the Collateral, pursuant to which proxy Pledgee shall be entitled to vote or consent with respect to the Collateral in its sole discretion.

7.       POWER OF ATTORNEY

Upon the occurrence and during the continuance of an Event of Default, Pledgor hereby appoints the Pledgee as Pledgor's agent and attorney-in-fact, with full power and authority in the name, place and stead of Pledgor or otherwise, from time to time in the Pledgee's discretion, to take any action and to execute any instrument which the Pledgee may deem necessary or advisable to fulfill Pledgor's obligations hereunder. This appointment is irrevocable and continuing and is coupled with an interest of Pledgor. Pledgor hereby ratifies and confirms all that the Pledgee may lawfully do by virtue of this Power of Attorney.

8.       GENERAL

         8.1. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby, the provisions of this Agreement being severable in any such instance.

         8.2. Pledgee's failure at any time hereafter to require strict performance by Pledgor of any provision of this Agreement shall not waive, affect or diminish any right of Pledgee thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Pledgee of an Event of Default by Pledgor under this Agreement shall not suspend, waive or affect any other Event of Default by Pledgor under this Agreement, whether the same or of a different type. None of the undertaking, agreements, warranties, covenants and representations of Pledgor contained in this Agreement shall be deemed to have been suspended or waived by Pledgee unless such suspension or waiver is by an instrument in writing signed by an officer of Pledgee and directed to Pledgor specifying such suspension or waiver.

         8.3. This Agreement shall continue in full force and effect until the
         Note is fully paid, performed and discharged. This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment under the Note is rescinded or must otherwise be returned by Pledgee upon the insolvency, bankruptcy or reorganization of Pledgor or otherwise, all as though such payment had not been made. This Agreement shall be binding upon Pledgor and inure to the benefit of Pledgee and Pledgor, and their respective heirs, personal representatives, successors and assigns. Written notice to Pledgor or Pledgee shall be to the address or addresses specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee.

         8.4. No termination of this Agreement, or cancellation of the Note, shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Pledgor or Pledgee in any way or respect relating to (i) any transaction or event occurring prior to such termination, (ii) any of the Collateral and (iii) any of the undertakings, agreements, covenants, warranties and representations of Pledgor contained in this Agreement.

         8.5. In the event that either party shall take legal action to enforce its rights under this agreement, the prevailing party shall be entitled to recover its actual costs and attorney fees.

         8.6. All covenants, warranties and representations contained herein shall be true as of the date hereof and shall survive the execution and delivery of this Agreement.

         8.7. This Pledge Agreement shall be governed by the laws of the State of Delaware.

         IN WITNESS WHEREOF, this Agreement has been executed and delivered by Pledgor in favor of Pledgee as of the day and year first above written.

                                 PLEDGOR:


                                    /s/ George S. Huntzinger
                                 -------------------------------------

                                   EXHIBIT H
                           SUBSCRIPTION AND SECURITIES
                               PURCHASE AGREEMENT


         THIS SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT is made effective this 11th day of October, 2000 (the "EFFECTIVE DATE") by and between Superior Consultant Holdings Corporation, a Delaware corporation (the "COMPANY"), and Steven H. Smith (the "INDIVIDUAL").

         WHEREAS, the Company and the Individual desire to enter into an agreement pursuant to which the Individual will purchase and the Company will sell to the Individual shares of the Company's common stock (the "SHARES").

         WHEREAS, the Company and the Individual desire to establish certain restrictions regarding the ownership of, and transfer of, the Shares.

         NOW, THEREFORE, in consideration of the following covenants and for other good and valuable consideration, the parties agree as follows:

1.       PURCHASE OF SHARES

         As of the Effective Date, the Individual will purchase and the Company will sell to Individual Two Hundred Thousand (200,000) Shares on the terms and conditions and subject to all of the limitations set forth herein.

2.       PURCHASE PRICE

         The purchase price of the Shares shall be $1.5377 per share, the fair market value of the Shares, calculated based upon the average closing sales price of common stock of the Company as reported by NASDAQ on each of the five (5) trading days prior to the Effective Date. The Individual shall be permitted to make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize income at the date of the purchase of the Shares. The Individual will pay $2,000, the par value of the Shares, in cash or by check, and will pay the remainder of the purchase price through delivery of a promissory note in the amount of $305,540, dated as of even date herewith and in the form attached hereto as Exhibit A (the "PROMISSORY NOTE"). The Promissory Note shall be secured by a pledge of the Shares pursuant to the Pledge Agreement dated as of even date herewith in the form attached hereto as Exhibit B (the "PLEDGE AGREEMENT").

3.       CERTIFICATES AND SHAREHOLDER RIGHTS

         The Company's Transfer Agent and Registrar shall prepare and issue a stock certificate representing the Shares that the Individual has purchased, which certificate shall be held by the Corporate Secretary of the Company pursuant to the terms of this Agreement.

4.       RESTRICTIONS AND VESTING

         a) Until the passage of the time periods specified in Paragraph 4(b) or the occurrence of either of the events specified in Paragraph 4(c) below, the Individual shall not sell, transfer, convey, exchange, give, assign, pledge, encumber, or otherwise dispose of all or a portion of any interest in the Shares. Any attempted transfer shall be void and shall not transfer ownership in, title to, or any rights respecting the Shares.

         b) Subject to this Agreement, the time period restrictions hereunder shall lapse for the number of Shares and on the dates specified below, provided that the Individual is an employee of the Company or Chairman of the Company's Board of Directors at each such date. Or, in the event of termination by the Company of Individual's employment without "cause" as that term is defined in Individual's Employment Agreement with the Company, the restrictions hereunder shall continue to lapse in accordance with the schedule below.

                  Number of Shares                  Date Restrictions Lapse
                  ----------------                  -----------------------
                       50,000                           January 11, 2001
                       50,000                            April 11, 2001
                       50,000                            July 11, 2001
                       50,000                           October 11, 2001


         c) Notwithstanding the provisions of Paragraph 4(b), the restrictions hereunder shall lapse immediately upon a Change of Control. A "CHANGE OF CONTROL" shall be deemed to occur on the earliest of
              (a) the acquisition by any entity, person, or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("VOTING STOCK"); (b) the completion by any entity, person, or group (other than the Company or a subsidiary of the Company) of a tender offer or an exchange offer for (and consummation of the resulting purchase of) more than 50% of the outstanding Voting Stock of the Company; (c) the effective time of
              (1) a merger or consolidation of the Company with one or more corporations as a result of which the holders of the outstanding Voting Stock of the Company immediately prior to such merger hold less than 80% of the Voting Stock of the surviving or resulting corporation or (2) a transfer of substantially all of the property or assets of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or (d) the election to the Board of Directors of the Company, without the recommendation or approval of the incumbent Board of Directors of the Company, of directors constituting a majority of the number of directors of the Company then in office.

         d) Any Shares the restrictions on which have not lapsed upon the Individual's termination of employment or termination of service as Chairman of the Company's Board of Directors shall be repurchased by the Company in exchange for the reduction in the amount of the Promissory Note by an amount equal to the lesser of
              (i) $1.5377 per share or (ii) the Fair Market Value per share (such price being the average closing market price of the Common Stock as reported by NASDAQ on each of the five (5) consecutive trading days ending on the day immediately preceding the date of repurchase, or if the Company's Common Stock is not then publicly traded, the Fair Market Value as determined by the Board of Directors in good faith) multiplied by the number of Shares repurchased.

5.       REPRESENTATIONS AND COVENANTS OF INDIVIDUAL

         a) In connection with the purchase of the Shares hereunder, the Individual represents and warrants to the Company that:

              i) The Shares to be acquired by the Individual pursuant to this Agreement shall be acquired for his own account and not with a view to, or present intention of, distribution in violation of the Securities Act of 1933 (the "1933 ACT") or any applicable state securities laws, and the Shares will not be disposed of in contravention of the 1933 Act or any applicable state securities laws.

              ii) The Individual is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Shares.

              iii) The Individual acknowledges that he is able to bear the economic risk of his investment in the Shares for an indefinite period of time, because the Shares have not been registered under the 1933 Act and, therefore, cannot be resold unless subsequently registered under the 1933 Act or an exemption from such registration is available.

              iv) The Individual has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the

                    Shares and has had full access to such information concerning the Company as he has requested.

              v) The Individual has the full right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement, the Promissory Note and the Pledge Agreement constitute the legal, valid and binding obligations of the Individual enforceable against him in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

              vi) The Individual is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by him or the consummation of the transactions contemplated hereby.

         b) As an inducement to the Company to issue the Shares, and as a condition thereto, the Individual acknowledges and agrees that neither the issuance of the Shares to him nor any provision contained herein shall entitle the Individual to remain in the service of the Company or affect the Company's right to terminate the Individual's employment or the Board of Director's right to terminate Individual's status as Chairman of the Board at any time for any or no reason.

6.       REGISTRATION

         The Individual understands that the Shares are not currently being registered under the 1933 Act by reason of their contemplated issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof. The Individual further agrees that he will not sell or otherwise dispose of the Shares unless such sale or other disposition has been registered or is exempt from registration under the 1933 Act and has been registered or qualified or is exempt from registration or qualification under applicable securities laws of any state. The Individual understands that a restrictive legend consistent with the foregoing, and as set forth in Paragraph 8, will be placed on the certificates evidencing the Shares, and related stop transfer instructions will be noted in the stock transfer records of the Company and/or its stock transfer agent for the Shares.

7.       WITHHOLDING

         The Company shall have the power and right to deduct or withhold, or require the Individual to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes required by law to be withheld with respect to any purchase made under or as a result of this Agreement. In the alternative, upon any taxable event hereunder, the Individual may elect, subject to Company approval, to satisfy the withholding requirement in whole or in part, by having the Company withhold Shares that would otherwise be transferred to the Individual having a fair market value, on the date the tax is to be determined, equal to the minimum marginal tax that could be imposed on the transaction. All elections shall be made in writing and signed by the Individual.

8.       LEGEND

         The Individual shall be bound by the provisions of the following legend (or similar legend) which shall be endorsed upon the certificate(s) evidencing the Shares issued pursuant to the purchase hereunder.

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED BY ANY PERSON IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION IS THEN AVAILABLE."

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ALL OF THE TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS SET FORTH IN THE AGREEMENT PURSUANT TO WHICH THE SHARES HAVE BEEN PURCHASED. ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE FOREGOING AGREEMENT ARE FULLY BINDING UPON THE HOLDER OF THIS CERTIFICATE, HIS SUCCESSORS, ESTATE, HEIRS, ASSIGNS, PERSONAL REPRESENTATIVE, ADMINISTRATOR, EXECUTOR OR GUARDIAN AS THE CASE MAY BE, FOR ALL PURPOSES UNTIL SUCH TIME AS ALL TERMS, CONDITIONS, LIMITATIONS, AND RESTRICTIONS OF THE AGREEMENTS ARE REMOVED,

                  WAIVED, OR OTHERWISE VACATED IN A MANNER EXPRESSLY AUTHORIZED THEREUNDER."

9.       RELEASE OF RESTRICTIONS

         At such time as the restrictions on the Shares lapse, as set forth in Paragraph 4(b) or 4(c), and the Promissory Note is paid in full (or as soon thereafter as may be practicable), the certificate or certificates shall be transferred by the Corporate Secretary of the Company to the Individual.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

         If the outstanding Shares of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, or consolidation, or if a change is made to the common stock of the Company by reason of any recapitalization, reclassification, change in par value, stock split, reverse stock split, combination of shares or dividends payable in capital stock, or the like, the Company shall make adjustments to the Shares issued to the Individual as it may determine to be appropriate under the circumstances.

11.      NOTICES

         Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid, with return receipt requested, or
         (iii) sent by recognized overnight courier service, to the recipient at the address indicated below:

         To the Individual:             Steven H. Smith
                                        575 E. Big Beaver Rd., #300
                                        Troy, Michigan 48083

         To the Company:                Superior Consultant Holdings Corporation
                                        4000 Town Center
                                        Suite 1100
                                        Southfield, Michigan 48075

         or to the attention of such other person as the recipient party shall specify by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (i) on the date such notice is personally delivered, (ii) three days after the date of mailing if sent by certified or registered mail, or (iii) one day after the date such notice is delivered to the overnight courier if sent by overnight courier.





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

12.      SEVERABILITY

         Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable, in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.      ENTIRE AGREEMENT

         This Agreement and any other agreement referred to herein constitutes the complete agreement and understanding between the parties and supersedes and preempts any and all prior understandings, agreements or representations by or between the parties, written or oral, which may be related to the subject matter hereof in any way.

14.      COUNTERPARTS

         This Agreement may be executed in two or more substantially identical counterparts, each of which shall be deemed to be an original document as to the person or persons signing it, and all of which when taken together shall constitute one and the same binding agreement.

15.      SUCCESSORS AND ASSIGNS

         This Agreement is intended to bind and inure to the benefit of and be enforceable by the Individual and the Company, and their respective successors and permitted assigns, but will not be delegable or assignable by the Individual without written consent of the Company.

16.      AMENDMENTS

         Any provision of this Agreement may be amended or waived only with the prior written consent of the Company and the Individual.

17.      GOVERNING LAW

         This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflicts of law.


         IN WITNESS WHEREOF, the Company and Individual have caused this Agreement to be executed on its and his behalf on the day and year first above written.


SUPERIOR CONSULTANT HOLDINGS                     INDIVIDUAL
CORPORATION


By: /s/ Richard D. Helppie, Jr.                  /s/ Steven H. Smith
    ----------------------------------------    --------------------------------
Its: Chief Executive Officer
     ---------------------------------------

                                   EXHIBIT I

                                 PROMISSORY NOTE

Effective as of October 11, 2000                                     $305,540.00

         For value received, Steven H. Smith (the "BORROWER") promises to pay to the order of Superior Consultant Holdings Corporation, a Delaware corporation, with its principal place of business at 4000 Town Center, Suite 1100, Southfield, Michigan 48075 (the "LENDER"), the principal amount of Three Hundred Five Thousand Five Hundred Forty Dollars ($305,540) due as set forth below. The unpaid principal amount of this Note outstanding from time to time shall bear interest annually at the rate of 9.5% interest, computed on the basis of a 360-day year of twelve thirty-day months, which interest shall be due and owing as set forth below.

I. Reference to Subscription and Securities Purchase Agreement. This Note is delivered pursuant and subject to that certain Subscription and Securities Purchase Agreement, as executed by and between the Lender and the Borrower, dated as of October 11, 2000 (the "SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT"), the terms and conditions of which are, by this reference, incorporated herein and made a part hereof.

II.      Payment.

         A. Principal and accrued and unpaid interest under this Note shall be due and payable on demand after the first to occur of the following: (i) the termination of Borrower's employment or service as Chairman of the Board with the Company or an affiliate of the Company if such termination occurs on or prior to October 11, 2001 (except in the event of termination of employment by the Company without "cause" as that term is defined in Borrower's Employment Agreement with the Company); (ii) October 11, 2002; or (iii) upon a Change of Control, as defined in the Subscription and Securities Purchase Agreement.

         B. Payment of any principal and interest amount stated above shall be made to the Lender at its principal offices at 4000 Town Center, Suite 1100, Southfield, Michigan 48075, or at such other place as the Lender may designate to the Borrower. Receipt by the Lender of a check of the Borrower in the amount of any payment due and owing shall be deemed to constitute payment hereunder, provided that such check is processed and paid in full by the institution against which the check is drawn within a commercially reasonable and customary time.

III. Prepayment. The unpaid principal balance of this Note and interest accrued thereon may be prepaid by the Borrower at any time, in whole or in part, without premium or penalty, in minimum increments of not less than Five Thousand Dollars ($5,000).

IV. Default. If (i) the Borrower shall fail to promptly pay to the Lender all sums when due hereunder or (ii) an event of default shall occur under the Pledge Agreement described in Section V below or under any other agreement, instrument or document heretofore, now or at any time hereafter delivered to the Lender by or for the benefit of the Borrower, which default or event of default is not cured within the time, if any, specified therefor in such agreement, instrument or document, then the Lender may declare all sums owed by the Borrower hereunder immediately due and payable, without notice unless otherwise required by applicable statute, and may take any action at law or in equity to collect the amounts due and owing hereunder, or to request any other available remedy, together with any damages resulting from such nonpayment.

V. Security. In accordance with that certain Pledge Agreement by and between the Borrower and the Lender effective as of even date herewith, the obligation of the Borrower under this Note shall be secured by the Borrower's interest in those certain interests constituting Collateral (as defined in the Pledge Agreement). The Borrower covenants and agrees that he shall not, without the consent of the Lender, pledge or otherwise encumber or grant a security interest in such Collateral to any party while the indebtedness represented by this Note remains unpaid and outstanding.

VI. Governing Laws. This Note is issued in and shall be construed and governed in accordance with the laws of the State of Delaware. The Borrower expressly consents to enforcement of the terms hereof in any court of competent jurisdiction sitting in the State of Delaware. The Borrower expressly waives presentment of payment, protest, notice of protest and dishonor as prerequisites to the enforcement hereof.

VII. Assigns. All of the covenants, stipulations, promises and agreements in this Note shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

VIII. Costs. The Borrower promises to pay all costs and collection of every kind, including, but not limited to, all reasonable attorneys' fees, court costs and expenses of every kind incurred by the Lender, in connection with such collection.

IX. Miscellaneous. Failure of the Lender, for any period of time or on one or more occasions, to exercise its option to accelerate the payment of this Note pursuant to Section IV above shall not constitute a waiver of the right to exercise the same at any time thereafter or in the event of any subsequent default under Section IV above. No act of omission or commission of the Lender, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same; any such waiver or release is to be effected only through a written document executed by the Lender, and then only to the extent specifically recited therein. A waiver or release with reference to any one event shall not be construed as a waiver or release of any subsequent event or as a bar to any subsequent exercise of the Lender's rights or remedies hereunder.

                                               /s/ Steven H. Smith
                                               ---------------------------------
                                               Borrower

                                    EXHIBIT J

                                PLEDGE AGREEMENT

         THIS PLEDGE AGREEMENT (this "AGREEMENT") is effective as of October 11, 2000, between the undersigned, Steven H. Smith ("PLEDGOR"), in favor of Superior Consultant Holdings Corporation, a Delaware corporation ("PLEDGEE").

         Pledgor is indebted to Pledgee in the principal amount of not less than $305,540 as evidenced by a Promissory Note (the "NOTE") made by Pledgor to Pledgee dated as of even date herewith.

         To secure payment of the Note, Pledgee has requested and Pledgor has agreed that Pledgor execute and deliver this Agreement in favor of the Pledgee.

1.       DEFINITIONS AND TERMS

Except as otherwise defined in this Agreement, all words, terms and/or phrases used herein shall be defined by the applicable definition (if any) in the Uniform Commercial Code as adopted by the State of Delaware, without regard to principles of choice of law.

2.       COLLATERAL

         2.1. To secure the prompt payment to Pledgee of the Note and all obligations herein and therein, Pledgor grants to Pledgee a security interest in and to, and pledges and assigns to Pledgee, all of Pledgor's right, title, and interest in, to and under the common stock of Pledgee sold to Pledgor as of the date hereof, together with any and all distributions, whether in cash or in kind, upon or in connection therewith, whether such distributions or payments are made pursuant to a redemption of the common stock or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the entity issuing the same, or otherwise, and any and all subscriptions, warrants, options and other rights issued upon or in connection therewith (collectively, the "SECURITIES") and all products and proceeds of the foregoing (whether in the form of cash, proceeds of insurance policies, instruments, documents, general intangibles, contract rights, accounts, chattel paper, inventory equipment, goods or otherwise). All of the foregoing is referred to herein individually and/or collectively as the "COLLATERAL."

         2.2. Simultaneous with the execution of this Agreement, Pledgor is hereby delivering to Pledgee the certificates representing the Securities, with irrevocable powers or assignments relating thereto endorsed in blank by Pledgor, to be held by Pledgee until the Note is paid in full.

         2.3. That portion of the Securities consisting of non-cash distributions and payments upon or in connection therewith, whether such non-cash distributions or payments are made pursuant to a redemption of the Securities or are dividends, or in partial or complete liquidation, or the result of reclassification, readjustment or other changes in the capital structure of the "Persons" (meaning any individual(s) or entity or entities of a private or public nature) issuing the same or otherwise, shall be forthwith delivered by Pledgor to Pledgee in the form in which that distribution or payment is received by Pledgor, and thereupon, Pledgee shall hold any such distribution or payment as additional Collateral to secure the Note. Any securities or evidence of indebtedness so distributed to Pledgor shall be delivered to Pledgee accompanied with irrevocable powers or assignments relating thereto or assignments thereof duly signed by Pledgor in form acceptable to Pledgee and duly endorsed in blank by Pledgor.

3.       DEFAULT

         3.1. The occurrence of any one of the following events shall constitute a default by Pledgor (an "EVENT OF DEFAULT") under this Agreement: (a) if Pledgor fails or neglects to perform, keep or observe any material term, provision, condition, covenant, warranty or representation contained in this Agreement which is required to be performed, kept or observed by Pledgor; (b) occurrence of a default under the Note; (c) a notice of lien, levy, attachment or assessment is filed or recorded with respect to the Collateral; or (d) Pledgor's insolvency, inability to pay debts as they mature, appointment of a receiver for any part of his property, or assignment for the benefit of creditors, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against Pledgor.

         3.2. All of Pledgee's rights and remedies under this Agreement are cumulative and non-exclusive.

         3.3. Upon an Event of Default described in Section 3.1, if same shall continue unremedied for a period of thirty (30) days following written notice thereof, the Note shall be due and payable and enforceable against Pledgor, at Pledgee's principal place of business.

         3.4. Upon an Event of Default, Pledgee, in its sole and absolute discretion, may exercise any one or more of the following remedies: (a) if the Note is not paid forthwith by Pledgor to Pledgee at Pledgee's principal place of business, Pledgee may declare all sums owed by Pledgor under the Note immediately due and payable and may proceed to suit against Pledgor; (b) exercise any one or more of the rights and remedies accruing to a secured party under the Uniform Commercial Code of the relevant state or states and any other applicable law upon default by a debtor; and/or (c) sell or cause to be sold the Collateral or any part thereof and all of Pledgor's right, title and interest therein at public auction or private sale as Pledgee deems advisable in accordance with the applicable laws of the United States or of any state.

         3.5. Pledgor agrees that in any sale of the Collateral, Pledgee is hereby authorized to comply with any limitation or restriction in connection with such sale as Pledgee may be advised by counsel is necessary, or advisable in order to avoid any violation of applicable law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of that portion of the Collateral consisting of the Securities), or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and Pledgor further agrees that such compliance shall not result in such sale being considered commercially unreasonable, nor shall Pledgee be liable or accountable to Pledgor for any reasonable discount allowed by reason of the fact that the Collateral was sold in compliance with any such limitation or restriction.

         3.6. Any sale of the Collateral may be made for cash or credit at the election of Pledgee and the amounts of any such sale shall be credited to Pledgor's liabilities and obligations under the Note only when the proceeds thereof are actually received by Pledgee in immediately available or collected funds. Pledgee may, if it deems it reasonable, postpone or adjourn any such sale of the Collateral from time to time by an announcement at the time and place of sale or by announcement at the time and place of such postponed or adjourned sale, without being required to give a new notice of sale.

         3.7. Any notice required to be given by Pledgee of a sale, lease or other intended action by Pledgee, deposited in the United States mail, postage prepaid and duly addressed to Pledgor at the address specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee, not less than five (5) calendar days prior to such proposed action, shall constitute commercially reasonable and fair notice to Pledgor thereof.

         3.8. Pledgor agrees that Pledgee has no obligation to preserve rights against prior parties to the Collateral. Further Pledgor waives and releases any cause of action and claim against Pledgee as a result of Pledgee's possession, collection or sale of the Collateral, any liability or penalty for failure of Pledgee to comply with any requirement imposed on Pledgee relating to notice of sale, holding of sale or reporting of sale of the Collateral, and, to the extent permitted by law, any right of redemption from such sale.

4.       REPRESENTATIONS AND WARRANTIES

Pledgor represents and warrants as follows:

              (a) Pledgor has, and has duly exercised, all requisite capacity, power and authority to enter into this Agreement, to pledge the Collateral, and to carry out the transactions contemplated hereby; and

              (b) this Agreement constitutes the legal, valid and binding obligation of Pledgor, enforceable in accordance with its terms.

5.       COVENANTS

Pledgor hereby covenants that, until all obligations under the Note have been paid in full and the Note is terminated:

              (a) Pledgor will not sell, convey or otherwise dispose of any Collateral or any interest therein or create, incur or permit to exist any pledge, mortgage, lien, charge, security interest or other encumbrance with respect to the Collateral or the proceeds thereof, other than that created hereby; and

              (b) Pledgor will promptly execute and deliver all further instruments and documents, and take all further action (excluding filings or registrations pursuant to federal, state or foreign securities laws) that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest intended to be granted hereby or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

6.       VOTING RIGHTS AND DIVIDENDS

So long as no Event of Default shall have occurred and be continuing and notwithstanding anything to the contrary contained herein:

              (a) Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Collateral for any purpose not inconsistent with the terms of this Agreement or the Note; and

              (b) Pledgor shall be entitled to receive any and all cash distributed in respect of the Collateral, provided, however, that any securities paid as distributions in respect of the Collateral shall be delivered to Pledgee, by Pledgor, to be held as Collateral in the same form as so received, with any necessary endorsement.

Upon the occurrence and during the continuance of an Event of Default, all rights of Pledgor to exercise the voting and other consensual rights and to receive the distributions (other than tax distributions) which he would otherwise be authorized to exercise, receive and retain pursuant to this Section 6 shall cease, and all such rights shall thereupon become vested in Pledgee, which shall then have the sole right to exercise such voting and other consensual rights and to receive and hold as Collateral all dividends and distributions. Pledgee shall apply any cash so received to the obligations of Pledgor under the Note. Effective upon the occurrence of an Event of Default, Pledgor hereby grants to Pledgee an irrevocable proxy coupled with an interest for the Collateral, pursuant to which proxy Pledgee shall be entitled to vote or consent with respect to the Collateral in its sole discretion.

7.       POWER OF ATTORNEY

Upon the occurrence and during the continuance of an Event of Default, Pledgor hereby appoints the Pledgee as Pledgor's agent and attorney-in-fact, with full power and authority in the name, place and stead of Pledgor or otherwise, from time to time in the Pledgee's discretion, to take any action and to execute any instrument which the Pledgee may deem necessary or advisable to fulfill Pledgor's obligations hereunder. This appointment is irrevocable and continuing and is coupled with an interest of Pledgor. Pledgor hereby ratifies and confirms all that the Pledgee may lawfully do by virtue of this Power of Attorney.


8.       GENERAL

         8.1. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby, the provisions of this Agreement being severable in any such instance.

         8.2. Pledgee's failure at any time hereafter to require strict performance by Pledgor of any provision of this Agreement shall not waive, affect or diminish any right of Pledgee thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Pledgee of an Event of Default by Pledgor under this Agreement shall not suspend, waive or affect any other Event of Default by Pledgor under this Agreement, whether the same or of a different type. None of the undertaking, agreements, warranties, covenants and representations of Pledgor contained in this Agreement shall be deemed to have been suspended or waived by Pledgee unless such suspension or waiver is by an instrument in writing signed by an officer of Pledgee and directed to Pledgor specifying such suspension or waiver.

         8.3. This Agreement shall continue in full force and effect until the
         Note is fully paid, performed and discharged. This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment under the Note is rescinded or must otherwise be returned by Pledgee upon the insolvency, bankruptcy or reorganization of Pledgor or otherwise, all as though such payment had not been made. This Agreement shall be binding upon Pledgor and inure to the benefit of Pledgee and Pledgor, and their respective heirs, personal representatives, successors and assigns. Written notice to Pledgor or Pledgee shall be to the address or addresses specified in the Subscription and Securities Purchase Agreement of even date herewith between the Pledgor and the Pledgee.

         8.4. No termination of this Agreement, or cancellation of the Note, shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Pledgor or Pledgee in any way or respect relating to (i) any transaction or event occurring prior to such termination, (ii) any of the Collateral and (iii) any of the undertakings, agreements, covenants, warranties and representations of Pledgor contained in this Agreement.

         8.5. In the event that either party shall take legal action to enforce its rights under this agreement, the prevailing party shall be entitled to recover its actual costs and attorney fees.

         8.6. All covenants, warranties and representations contained herein shall be true as of the date hereof and shall survive the execution and delivery of this Agreement.

         8.7. This Pledge Agreement shall be governed by the laws of the State of Delaware.

         IN WITNESS WHEREOF, this Agreement has been executed and delivered by Pledgor in favor of Pledgee as of the day and year first above written.

                                    PLEDGOR:


                                    /s/ Steven H. Smith
                                    -------------------------------------

                      EXHIBIT N - JOINT FILING UNDERTAKING

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date:    November 13, 2000


         /s/ Ronald V. Aprahamian                          /s/ Richard D. Helppie, Jr.
----------------------------------------------    ---------------------------------------------------------
Ronald V. Aprahamian                              Richard D. Helppie, Jr.

         /s/ George S. Huntzinger                          /s/ Charles O. Bracken
----------------------------------------------    ---------------------------------------------------------
George S. Huntzinger                              Charles O. Bracken

         /s/ Steven H. Smith
----------------------------------------------
Steven Smith



                                       24